UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

U.S. CONCRETE, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

90333L102

(CUSIP Number)

Dr. Ingo Schaffernak

HeidelbergCement AG

Berliner Straße 6

69120 Heidelberg

Germany

011-49-6221-481-366

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Michael H. Hyer, Esq.

300 East John Carpenter Freeway, Suite 1645

Irving, Texas 75062

972-653-6141

August 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 90333L102		13D/A

1.	Names of Reporting Persons. HBMA Holdings LLC I.R.S. Identification Nos. of above persons (entities only). 22-3473702

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90333L102	13D/A

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed as a final amendment to the statement on Schedule 13D initially filed on June 6, 2008 (the “Schedule 13D”) by (a) HBMA Holdings, Inc., a Delaware corporation, and (b) (i) Dr. Adolf Merckle, a citizen of the Federal Republic of Germany, (ii) Ms. Ruth Merckle, a citizen of the Federal Republic of Germany, (iii) Mr. Ludwig Merckle, a citizen of the Federal Republic of Germany, (iv) Mr. Tobias Merckle, a citizen of the Federal Republic of Germany, (v) Dr. Philipp Merckle, a citizen of the Federal Republic of Germany, and (vi) Ms. Jutta Breu (nee Jutta Merckle), a citizen of the Federal Republic of Germany, relating to beneficial ownership of shares of common stock, $.001 par value (“Shares”) of U.S. Concrete, Inc. (the “Issuer”).

On June 8, 2009, the reporting persons filed Amendment No. 1 to the Schedule 13D to reflect a change in the reporting persons due to (i) the conversion of HBMA Holdings, Inc. to HBMA Holdings LLC, a Delaware limited liability company, and (ii) the death of Dr. Adolph Merckle.  Dr. Merckle’s beneficial ownership interest in Shares of the Issuer was transferred to his son, Mr. Ludwig Merckle, who, as a result of disclaimers by two of his siblings, is Dr. Merckle’s sole heir.

On September 22, 2009, the reporting persons filed Amendment No. 2 to the Schedule 13D to report that Ms. Ruth Merckle, Mr. Ludwig Merckle, Mr. Tobias Merckle, Dr. Philipp Merckle and Ms. Jutta Breu ceased to have any beneficial ownership in the Shares of the Issuer, as a result of transactions involving the sale of their controlling interest in the capital stock of HeidelbergCement AG, the ultimate parent corporation of HBMA Holdings LLC.

This amendment is filed to report that, as of August 31, 2010, HBMA Holdings LLC no longer beneficially owns any Shares because the Shares were cancelled as a result of the effectiveness of the Amended Joint Plan of Reorganization of the Issuer and certain of its subsidiaries.  Capitalized terms used herein and not defined shall have the respective meanings set forth in the Schedule 13D, as previously amended.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Amendment No. 3 to Schedule 13D is filed by HBMA Holdings LLC (“HBMA”) because, on August 31, 2010, HBMA ceased to be the beneficial owner of more than five percent of the Shares of the Issuer due to cancellation of the Shares under the terms of the Amended Joint Plan of Reorganization of the Issuer and certain of its subsidiaries.

HBMA is a Delaware limited liability company, formerly known as HBMA Holdings, Inc., whose principal business is the ownership of subsidiary companies whose core products are cement, ready-mixed concrete, aggregates, concrete and steel pipe, brick and related products.  HBMA is an indirect 100% owned subsidiary of HeidelbergCement AG, a corporation incorporated under the laws of the Federal Republic of Germany (“HeidelbergCement”).  HeidelbergCement is a corporation whose core products are cement, ready-mixed concrete, aggregates and related products.  Annex A attached hereto sets forth the name, state or other place of organization, principal business and address of its principal place of business and principal office of HBMA, HeidelbergCement and each of the HeidelbergCement corporate entities between HeidelbergCement and HBMA.

The name, position with HBMA, present principal occupation or employment and business address of each of the managers and executive officers of HBMA and each member of the managing board and the supervisory board of HeidelbergCement are set forth in Annex B attached hereto.

During the last five years, neither HBMA or, to the knowledge of HBMA, none of the entities set forth in Annex A and none of the persons set forth in Annex B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 90333L102	13D/A

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)           The responses of the Reporting Person to Rows (7) through (11) and (13) of the cover page to this Schedule 13D are hereby incorporated by reference.

Item 5(b) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(b)           Not applicable.

Item 5(c) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(c)           Not applicable.

Item 5(d) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(d)           Not applicable.

Item 5(e) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(e)           On August 31, 2010, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

Item 7.	Materials to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated to read in its entirety as follows: Not applicable.

CUSIP No. 90333L102	13D/A

Annex A to the Schedule 13D is hereby amended and restated to read in its entirety as follows:

ANNEX A

Corporate Entities

HeidelbergCement and HBMA	State or Other Place of Organization	Principal Business	Address of Principal Place of Business and Principal Office	Shareholders/Beneficial Owner
HeidelbergCement AG	Germany	Cement, lime and related products	Berliner Straße 6, 69120 Heidelberg, Germany	Mr. Ludwig Merckle (including through investment vehicles) — 24.42% Public free float — 75.58%
HBMA Holdings LLC	Delaware	Holding Company	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062	HNA Investments

HeidelbergCement AG Middle-Tier Subsidiaries

Name of Middle-Tier Subsidiary	State or Other Place of Organization	Principal Business	Address of Principal Place of Business and Principal Office	Shareholders/Beneficial Owner
HeidelbergCement International Holding GmbH	Germany	Holding Company	Berliner Straße 6, 69120 Heidelberg, Germany	HeidelbergCement AG
HeidelbergCement Holding S.à.r.l.	Luxembourg	Holding Company	13, Rue Edward Steichen, 2540 Luxembourg	HeidelbergCement International Holding GmbH
HeidelbergCement UK Holding Limited	United Kingdom	Holding Company	Hanson House, 14 Castle Hill, Maidenhead, SL6 4JJ, England	HeidelbergCement Holding S.á.r.l.
Lehigh UK Limited	United Kingdom	Holding Company	Hanson House, 14 Castle Hill, Maidenhead, SL6 4JJ, England	HeidelbergCement UK Holding Limited
Hanson Limited	United Kingdom	Holding Company	Hanson House, 14 Castle Hill, Maidenhead, SL6 4JJ, England	Lehigh UK Limited
HeidelbergCement UK Holding II Limited	United Kingdom	Holding Company	Hanson House, 14 Castle Hill, Maidenhead, SL6 4JJ, England	Hanson Limited
Lehigh B.V.	Netherlands	Holding Company	Sint Teunislaan 1, Gebouw Cementrum, 5231 BS s´Hertogenbosch, Netherlands	HeidelbergCement UK Holding II Limited

CUSIP No. 90333L102	13D/A

Lehigh Hanson, Inc. (f/k/a Heidelberg Cement, Inc.)	Delaware	Holding Company	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062	Lehigh B.V.
Hanson Devon Limited	Ireland	Holding Company	WIL House, Shannon Business Park, Shannon, County Clare, Republic of Ireland	Lehigh Hanson, Inc. (f/k/a Heidelberg Cement, Inc.)
Essex NA Holdings LLC	Delaware	Holding Company	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062	Hanson Devon Limited
HNA Investments	Delaware	Holding Company	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062	Hanson Devon Limited — 99% Essex NA Holdings LLC — 1%

CUSIP No. 90333L102	13D/A

Annex B to the Schedule 13D is hereby amended and restated to read in its entirety as follows:

ANNEX B

Managers and Executive Officers of HBMA Holdings LLC

The name, present positions with HBMA, present principal occupation or employment and business address of each of the managers and executive officers of HBMA Holdings LLC are set forth below.  All persons named in the table below are citizens of the United States.

Name	Positions with HBMA	Present Principal Occupation or Employment	Business Address
Daniel M. Harrington	Manager and President	President and Chief Executive Officer, Lehigh Hanson, Inc.(1)	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062
Michael H. Hyer	Manager, Vice President and Secretary	Vice President — General Counsel, Lehigh Hanson, Inc.(1)	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062
Helmut Fischer	Vice President	Vice President, Chief Financial Officer, Lehigh Hanson, Inc. (1)	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062
John T. Berry	Treasurer	Treasurer, Lehigh Hanson, Inc.(1)	300 East John Carpenter Freeway, Suite 1645 Irving, Texas 75062

(1)HBMA Holdings LLC is a downstream subsidiary of Lehigh Hanson, Inc.

Managing Board and Supervisory Board of HeidelbergCement AG

The name, present positions with HeidelbergCement AG, present principal occupation or employment and business address of each of the members of the managing board and supervisory board of HeidelbergCement AG are set forth below.  All persons named in the table below are citizens of the Federal Republic of Germany, except for Alan Murray, who is a citizen of the United Kingdom.

Name	Positions with HeidelbergCement AG	Present Principal Occupation or Employment	Business Address
Dr. Bernd Scheifele	Chairman of the Managing Board	Chairman of the Managing Board of HeidelbergCement AG	Berliner Straße 6, 69120 Heidelberg, Germany
Dr. Dominik von Achten	Member of the Managing Board	Member of the Managing Board of HeidelbergCement AG	Berliner Straße 6, 69120 Heidelberg, Germany
Daniel Gauthier	Member of the Managing Board	Member of the Managing Board of HeidelbergCement AG	Berliner Straße 6, 69120 Heidelberg, Germany
Andreas Kern	Member of the Managing Board	Member of the Managing Board of HeidelbergCement AG	Berliner Straße 6, 69120 Heidelberg, Germany
Dr. Lorenz Näger	Member of the Managing Board	Member of the Managing Board of HeidelbergCement AG	Berliner Straße 6, 69120 Heidelberg, Germany
Dr. Albert Scheuer	Member of the Managing Board	Member of the Managing Board of HeidelbergCement AG	Berliner Straße 6, 69120 Heidelberg, Germany
Fritz-Jürgen Heckmann	Chairman of the Supervisory Board	Business Lawyer	Gerokstraße 13 b, 70184 Stuttgart, Germany

CUSIP No. 90333L102	13D/A

Heinz Schmitt	Deputy Chairman of the Supervisory Board	Chairman of the Council of Employees at Headquarters, HeidelbergCement AG	Berliner Straße 6, 69120 Heidelberg, Germany
Robert Feiger	Member of the Supervisory Board	Deputy Chairman of the Federal Executive Comminute, IG Bauen-Agrar-Umwelt	Olof-Palme-Straße 19, 60439 Frankfurt, Germany
Josef Heumann	Member of the Supervisory Board	Chairman of the Council of Employees at Burglengenfeld Plant, HeidelbergCement AG	Schmidmühlener Straße 30, 93133 Burglengenfeld, Germany
Max Dietrich Kley	Member of the Supervisory Board	Attorney	BASF AG, Carl-Bosch- Straße 38, 67056 Ludwigshafen, Germany
Hans Georg Kraut	Member of the Supervisory Board	Director of Schelklingen Plant, HeidelbergCement AG	Zementwerk 1, 89601 Schelklingen, Germany
Dr.-Ing. Herbert Lükestratkötter	Member of the Supervisory Board	Chairman of Executive Board of HOCHTIEF Aktiengesellschaft	Opernplatz 2 45128 Essen, Germany
Ludwig Merckle	Member of the Supervisory Board	Managing Director, Merckle Service GmbH	Graf-Arco-Straße 3, 89079 Ulm, Germany
Tobias Merckle	Member of the Supervisory Board	Managing Director of the Association Prisma E.V.	Prisma e.V., Seehaus 1, 71229 Leonberg, Germany
Alan Murray	Member of the Supervisory Board	former CEO of Hanson Limited. and former Member of the Managing Board of HeidelbergCement AG	125 Butlers Wharf, 36 Shad Thames, London SE1 2YE, England
Werner Schraeder	Member of the Supervisory Board	Chairman of General Council of Employees, HeidelbergCement AG, and Chairman of the Council of Employees at Ennigerloh Plant, HeidelbergCement AG	Zur Anneliese 7, 59320 Ennigerloh, Germany
Frank-Dirk Steininger	Member of the Supervisory Board	Employment Law Specialist for Federal Executive Committee, IG Bauen-Agrar-Umwelt	Olof-Palme-Straße 19, 60439 Frankfurt, Germany

CUSIP No. 90333L102	13D/A

Annex C to the Schedule 13D is hereby deleted in its entirety.

CUSIP No. 90333L102	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HBMA Holdings LLC

Dated: October 25, 2010	By:	/s/ Michael H. Hyer
Name: Michael H. Hyer
Title: Vice President